                                                                         Ex 23.4

PERSONAL AND CONFIDENTIAL
-------------------------


June 8, 1998


Board of Directors
Sealright Co., Inc.
9201 Packaging Drive
DeSoto, Kansas  66018

Re: Registration Statement of JPS Packaging Company relating to the Common Stock, par value, $.01 per share being registered in connection with the below-described transaction.

Gentlemen:

Reference is made to our opinion letter dated March 2, 1998 with respect to the fairness from a financial point of view to the holders (other than Huhtamaki Oy ("Parent"), Seal Acquisition Corporation, an indirect wholly-owned subsidiary of Parent ("Merger Sub"), Sealright Co., Inc. (the "Company"), or any direct or indirect subsidiary of Parent or the Company) of the outstanding shares of Common Stock, par value $0.10 per share (the "Shares"), of the Company of the $11.00 per Share in cash to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of March 2, 1998, by and among Parent, Merger Sub and the Company (the "Agreement"). Pursuant to the Agreement, Merger Sub will be merged with and into the Company (the "Merger") and each outstanding Share will be converted into the right to receive $11.00 in cash. We understand that prior to the Merger, the Company will transfer the Excluded Assets and the Excluded Liabilities to the Flexible Company (each as defined in the Agreement) and that simultaneously with the consummation of the Merger, the shareholders of the Company will also be entitled to receive Flexible Shares (as defined in the Agreement) on a pro rata basis or a pro rata share of the sales proceeds (less certain transaction expenses) from the Permitted Transaction (as defined in the Agreement).

The foregoing opinion letter is provided solely for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent. We understand that the Company has determined to include our opinion in the above-referenced Registration Statement.

In that regard, we hereby consent to the reference to the opinion of our Firm under the captions "SUMMARY - The Merger and Exchange" "THE PROPOSED TRANSACTIONS - Background," "THE PROPOSED TRANSACTIONS - Reasons for the Transactions; Recommendation of the Sealright Board" and "THE PROPOSED TRANSACTIONS - Opinion of Financial Advisor" and to the inclusion of the foregoing opinion in the Proxy Statement/Prospectus included in the above-mentioned Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 of the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Goldman, Sachs & Co.

GOLDMAN, SACHS & CO.